Exhibit 3

Media release

30 September 2004

Executive Changes at BT Financial Group

Westpac Banking Corporation today announced that Mr David Clarke, Chief Executive Officer, BT Financial Group, would be leaving Westpac in February 2005.

Mr Rob Coombe, BT’s General Manager Distribution, has been appointed CEO for the BT Financial Group and will take up the position in February next year.

Mr Clarke is wanting to pursue wider business interests.

Westpac’s CEO, David Morgan, said: “Two years ago, David Clarke agreed to lead the integration of the three wealth management businesses and this has been an outstanding success.  He was instrumental in both the creation and the successful implementation of Westpac’s wealth management strategy.

“Rob Coombe inherits a revitalised BT Financial Group and a strong leadership team which David Clarke has built up over the last two years. Recent performance shows BT has strong momentum across its businesses.”

Synergies from the BT acquisition are now estimated to total $116 million per annum, which is well up on the original estimate of $65 million per annum when BT was acquired.  Investment management performance and funds flow have turned around and BT is again gaining market share in most areas.

Mr Coombe, 41, joined Westpac with the acquisition of the BT Financial Group in 2002, where he was Executive Vice President with responsibility for the asset accumulation business.

Following the BT acquisition, Mr Coombe headed up the asset accumulation functions and has been instrumental in the ongoing development of the highly successful BT Wrap Platform.  He has responsibility for the distribution of all investment and platform products, including BT Wrap, Westpac Broking and recently took over responsibility for Westpac’s financial advisers and planners.

Details of Mr Coombe’s remuneration arrangements will be released prior to him taking up the CEO role.

Dr Morgan said, “I am delighted that Rob will take on the BT CEO role. David Clarke and Rob Coombe will work together over the next few months to ensure a seamless transition.”

Mr Clarke joined Westpac in July 2000. He initially led Banking and Financial Solutions and subsequently the Australian Business and Consumer Bank, before assuming responsibility for the wealth management operations of the Westpac Group.

Ends.

For Further Information

David Lording, Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411